506-10

02022377

VF 6-7-02

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number. 3235-0123
Expires September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICAN INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 BROADWAY, 11TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDY STRAUSBERG (917) 320-4800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein Pinchuk & Kaminsky LLP
(Name -- if individual, state last, first, middle name)

7 Penn Plaza Suite 830 New York, NY 10001
(Address) (City) (State)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 6/02

OATH OF AFFIRMATION

I, **RANDY STRAUSBERG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AMERICAN INTERNATIONAL SECURITIES, INC.**, as of **March 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Randy M Strausberg
Signature

President
Title

Notary Public

SHOSHANA R. KALMAN
Notary Public, State of New York
No. 01KA5005583
Qualified in Queens County
Commission Expires Dec. 14, 2002

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OF AFFIRMATION

I, RANDY STRAUSBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN INTERNATIONAL SECURITIES, INC., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPK

BERNSTEIN PINCHUK & KAMINSKY LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
American International Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of American International Securities, Inc. as of March 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American International Securities, Inc. as of March 31, 2002, and the results of its operations and cash flows for the three months then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-1,15c3-3 and 17a-5 of the Security and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein, Pinchuk & Kaminsky

New York, New York
May 16, 2002

AMERICAN INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Current Assets		
Cash (Note 2)	$	1,284
Cash equivalents-Treasury bills due May 2002 at market value (Note 2)		202,493
Prepaid expenses		158
Total current assets		203,935
Property and equipment, at cost		
Furniture and equipment		43,407
Accumulated depreciation		(26,044)
		17,363
	$	221,298

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	250
Rent in arrears (Note 4)		-
Due to parent company-Dupont Direct Financial Holdings, Inc.		-
Total current liabilities		250
Commitment (Note 4)		
Stockholder's equity		
Common stock, $0.01 par value:3000 shares authorized,100 shares issued and outstanding		1
Additional paid in capital		1,196,864
Accumulated deficit		(975,817)
Total stockholder's equity		221,048
	$	221,298

See the accompanying notes to the financial statements.

AMERICAN INTERNATIONAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2002

Revenues	
Interest income	$ 852
Total revenues	852
Expenses	
Rent (Note 4)	-
Administrative charge from parent company	21,567
Depreciation and amortization	6,511
Fees and licenses	2,936
Office expenses	105
Minimum corporation taxes (Note 2)	1,094
Total expenses	32,213
Net loss	(31,361)
Accumulated deficit at beginning of period	(944,456)
Accumulated deficit at end of period	$ (975,817)

See the accompanying notes to the financial statements.

AMERICAN INTERNATIONAL SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2002

Common stock	
Common stock-3000 shares, no par-100 shares issued and outstanding;	
Balance-January 1, 2002 and March 31, 2002	$ 1
Additional paid in capital	
Balance-January 1, 2002 and March 31, 2002	$ 1,196,864
Accumulated deficit	
Balance-January 1, 2002	$ (944,456)
Net loss-Three months ended March 31, 2002	(31,361)
Balance-March 31, 2002	(975,817)
Total Stockholder's equity -March 31, 2002	$ 221,048

See the accompanying notes to the financial statements.

AMERICAN INTERNATIONAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002

Cash flows from operating activities	
Net loss	$ (31,361)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,510
Collection of receivable from clearing broker	-
Increase (decrease) in accounts payable	(25)
Total adjustments	6,485
Net cash provided (used) by operating activities	(24,876)
Cash flow from investing activities:	
Purchase of furniture	-
Repayment of advances from affiliates	(2,233)
Net cash provided (used) by investing activities	(2,233)
Cash flow from financing activities:	
Advances from parent company	-
Additional capital contributions	-
Additional capital returned to stockholder	-
Net cash provided (used) by financing activities	-
Net increase (decrease) in cash and equivalents	(27,109)
Cash and equivalents, beginning of period	230,886
Cash and equivalents, end of period	$ 203,777

There were no payments for interest or income taxes.

See the accompanying notes to the financial statements.

NOTE 1. ORGANIZATION

American International Securities, Inc. (the "Company") was incorporated in 1998 under the laws of the state of Delaware as Erste Bank Artesia Securities, Inc.and, prior to March 31, 2001 was owned 50% by Artesia Banking Corporation NV,S.A.,a Belgian company and 50% by Erste Bank der Oesterreichischen Sparkassen AG, an Austrian company. Effective April 1, 2001 the Company was sold by its former owners to Dupont Direct Financial Holdings, Inc. ("Dupont") and became a 100% owned subsidiary of Dupont. The Company was approved, effective 1998, to operate as a registered broker-dealer under the Securities Exchange Act of 1934, and it is a member of the National Association of Securities Dealers, Inc. The Company has a clearing agreement that includes a PAIB agreement with Wexford Securities, Inc.,a wholly owned and fully guaranteed subsidiary of Prudential Securities, to act as its clearing agent on a fully disclosed basis. At March 31, 2002, the Company's Treasury Bills consist mainly of clearing deposits maintained at Wexford Securities. Some additional Treasury bills were held at another brokerage firm as a customer account. The Company has no proprietary trading accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of American International Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less which are not used as collateral.

Marketable equity and government securities:

The Company has adopted Statement of Financial Accounting Standards ("SFAS")Number 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments consist mainly of clearing deposits. There are no proprietary trading or inventory accounts.Accordingly, such securities are carried at market value with any unrealized gains and losses included in income. Realized gains or losses are computed based on the average cost of the securities sold. Government securities consisted of Treasury bills held as a clearing deposit.

Property and equipment:

Property and equipment , which consists of furniture and office equipment, are stated at cost. Depreciation is computed over the useful lives of the assets on the straight line method.

Income taxes:

The Company files consolidated income tax returns, using a year ended March 31st, with its parent company, Dupont. It files separate state and local returns, but, since it has not been profitable, such taxes are minimal.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At March 31,2002 , the Company had net capital of $203,527, which exceeded requirements by $198,527.

NOTE 4. LEASE COMMITMENT

The Company, while known as Erste Bank Artesia Securities, Inc., became liable on a lease for office space that it does not occupy or sublet under a lease agreement that expires in June 2005. Future minimum rental commitments under the operating lease are as follows:

2001	$ 84,206	(Rent not paid-in arrears since April 1, 2001)
2002	114,846	(Rent not being paid)
2003	118,016	
2004	121,280	
2005	61,468	
Total	$499,816	

Upon its acquisition by Dupont, the Company transferred its liability to its parent, Dupont. However, the landlord has taken the position that it was not properly notified by the seller, Erste Bank Artesia Securities, Inc. and therefore it did not have to honor the lease with the new owners of the Company. Management has been informed by the landlord that the landlord would not allow access to the space and would look to the Company's former owners to be paid for the accruing rent. On the advice of counsel, the Company and Dupont believe they are not being held liable for the lease and rent expense has not been accrued since Dupont has acquired the Company.

AMERICAN INTERNATIONAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
MARCH 31, 2002

NET CAPITAL		
Stockholder's equity	$	221,048
Deductions and/or changes in non-allowable assets:		
Furniture and equipment		(17,363)
Prepaid expenses		(158)
Total non-allowable assets		17,521
Net capital before haircuts		203,527
Haircuts on securities		
Short term treasury bills		-
Net capital	$	203,527
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Accounts payable	$	250
Due to parent company		-
Total aggregate indebtedness	$	250
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	17
Minimum dollar net capital requirement	$	5,000
Minimum net capital requirement	$	5,000
Excess net capital	$	198,527
Excess net capital at 1500%	$	203,510
Excess net capital at 1000%	$	203,502

Ratio of aggregate indebtedness to net capital .001 to 1

Reconciliation with Company's computation included in Part IIA of Form X-17A-5 as of March 31, 2002		
Net capital as reported in the Company's Part IIA	$	203,522
Net audit adjustments-rounding $5		5
Net capital as above	$	203,527

As of March 31, 2002 the Company has not effected any transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report.

See the accompanying notes to the financial statements.

BPK

BERNSTEIN PINCHUK & KAMINSKY LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
American International Securities, Inc
New York, New York

In the planning and performing of our audit of the financial statements of American International Securities, Inc for the three months ended March 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Bernstein, Pinchuk & Kaminsky

New York, New York
May 16, 2002

AMERICAN INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2002

AMERICAN INTERNATIONAL SECURITIES, INC.
TABLE OF CONTENTS